SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                  YUMMIES, INC.
             (Exact name of registrant as specified in its charter)



        Nevada                                                  87-0615629
(STATE OF INCORPORATION)                                (I.R.S. EMPLOYER ID NO.)

1981 E. Murray-Holladay Rd., Salt Lake City, Utah                 84117
(Address of principal executive offices)                        (Zip Code)

                                  (801)272-9294
                         (REGISTRANT'S TELEPHONE NUMBER)

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE
                                 ACT: 2,505,000

          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE
                                    ACT: NONE

Title of each class                               Name of each exchange on which
To be so registered                               Each class is to be registered
Common stock: $0.001 Par value                    N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF February 15, 2001.

SHARES OF COMMON STOCK OUTSTANDING AS OF February 15, 2001:   2,505,000

Part I

Item 1. Description of Business

         YUMMIES, INC., (hereinafter "The Company") was originally incorporated on June 11, 1998, pursuant to the Nevada Business Corporation Act. Its Articles of Incorporation provide for authorized capital of Fifty Million (50,000,000) shares of common stock with a $0.001 par value. The Company was formed with the stated purpose of engaging in the business of rental of boats and personal water craft and engaging in any other lawful business activity. In pursuing its business objective, the Company undertook offering of 40,000 shares of its common stock at $1.00 share pursuant to Rule 504 of Regulation D, as promulgated by the US Securities and Exchange Commission, and pursuant to sate law exemptions from registration in the States of Utah and Florida. The specific purpose of te offering was to allow the Company to raise sufficient funds to purchase one water ski boat with trailer to be rented to recreational users at various lakes in the Wasatch front. Specifically the use of proceeds provided for the below allocations, assuming the maximum was sold:

Costs of Offering          $10,000

Acquisition of
Ski boat & Trailer         $25,000

Operating Capital          $ 5,000
                           =======
Total:                     $40,000

         Because of changes in Rule 504 that became effective April 7, 1999, the Company was unable to offer its securities for sale past that date, having sold only $17,500 shares and raising $17,500. Since that point in time the Company has sought other avenues for accomplishing its goal. These have included raising additional monies through a private placement, seeking financing for part of the costs of the boat & trailer, and looking at used boats rather than new boats. None of these have been successful. The ultimate result of the Company's efforts is that it does not have sufficient funds to pursue its initial business plan. As of December 31, 2000 the Company's assets consisted of $12,029 on deposit at the Company's bank.

     The Company never engaged in an active trade or business throughout the period from inception to date. By January of 2001, because of the limited capitalization of the company, management saw no alternatives other than abandoning its original business plan and seeking other business opportunities which its limited capital might support. Management believes that the most cost effective direction for the Company to pursue is locating a suitable merger or acquisition candidate. Because this represented a complete change from the use of funds set forth in the Rule 504 placement, a special shareholders meeting was held on February 5, 2001 to discuss the meeting and vote on certain matters. Specifically these were:(1) to re-elect Dianne Hatton-Ward as the sole director;
(2) to authorize a change, as set forth in the proxy statement, in the use of proceeds raised in the Company's offering made under Regulation D, Rule 504 and;
(3) to authorize a 6 to 1 forward split of the Company's outstanding shares while maintaining the authorized shares at 50,000,000 and the par value at $.001. Because the matter affected a change in the use of funds which had been raised under the 504 placement, management agreed to abstain from voting its shares and allow the matters above to be decided by a majority of the holders of the 17,500 shares sold. All matters were approved at the February 5th meeting by a majority vote on the 17,500 shares held by non-affiliates and the forward split became effective that date.

     The Company is now seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having minimal assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

         The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

         Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at: 1981 E. Murray-Holladay Rd., Salt Lake City, Utah 84117.

Business of Issuer

         The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

         The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

         Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

         Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

         Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

         Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

         In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

         Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

         Rights of Shareholders

         It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

         Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

         As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part- time clerical help on an as-needed basis.

Facilities

         The Company is currently using as its principal place of business the offices of its transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

         No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item 2. Management's Discussion and Analysis or Plan of Operation

         The Company is considered a development stage company with no assets or capital and with no operations or income since inception. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

         In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

         During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

         As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

         The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3. Description of Property

         The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best knowledge of the Company as of February 15, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name and Address                   Amount and Nature of           Percent
Beneficial Owner                   Beneficial Ownership           of Class
-----------------------------      ---------------------          --------
Dianne Hatton-Ward (Pres/Dir)             2,400,000                 95.8%
1129 East 5690 South                      Direct


All officers and
directors as a group                      2,400,000                 95.8%



Item 5. Directors, Executive Officers, Promoters and Control Persons

The Directors and Executive Officers of the Company are as follows:

                                                             Positions
Name                   Age      Title(s)                     Held Since

Dianne Hatton-Ward     44       President, Secretary         6/18/1998
                                Treasurer & Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

         No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

         The business experience of each of the persons listed above during the past five years is as follows:

Dianne Hatton-Ward: Director and President, Secretary, Treasurer


          Ms. Hatton-Ward has worked in the fields of database administration and management since 1986. She is presently a part time student at Westminister College in Salt Lake City, Utah. Since 1994, she has worked as a control scheduler at Qwest Communications International, inc. where she is responsible for the design and support of several applications such as client interfacing, job applications, and job-flows.

Item 6. Executive Compensation

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1999 and 2000, nor at any time during 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7. Certain Relationships and Related Transactions

         In June of 1998, in a private transaction, the Company sold 1,000,000 (pre- forward split) shares of its common stock to Dianne Hatton-Ward in order to fund certain expenses of the Company. In December of 2000, Dianne
Hatton-Ward, in order to reduce the outstanding shares of the Company, contributed 600,000 of her shares which were canceled and returned to authorized but unissued shares. Aside from those transactions, during the Company's last three fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8. Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock, Par Value $0.001, of which 2,505,000 shares were issued and outstanding as of February 15, 2001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority.

          The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

         The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of January 15, 2001 there were 19 holders of record of the Company's common stock. On February 5, 2001 the shareholders of the Company authorized a six for one forward split of the outstanding shares of the Company. As a result of that forward split, as of the date hereof, the Company has issued and outstanding 2,505,000 shares of common stock. Of this total, 105,000 shares were issued pursuant to Rule 504 and, pursuant to the Rule. are not subject to resale restrictions. 2,400,000 are held by an affiliate of the Company (Dianne Hatton-Ward) and are what is commonly known as "restricted securities". As such they may not be resold except pursuant to an effective registration statement or an applicable exemption from registration.

Transfer Agent & Dividend Policy

         The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray Holladay Road, Salt Lake City, Utah 84117, (801) 272-9294 its transfer agent.


         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item 2. Legal Proceedings

         The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item 3. Changes in and Disagreements with Accountants

        Item 3 is not applicable to this Form 10-SB.

Item 4. Recent Sales of Unregistered Securities

         In June of 1998, in a private transaction, the Company sold 1,000,000 (pre- forward split) shares of its common stock to Dianne Hatton-Ward in order to fund certain expenses of the Company. In December of 2000, Dianne
Hatton-Ward, in order to reduce the outstanding shares of the Company, contributed 600,000 of her shares which were canceled and returned to authorized but unissued shares. The transactions are deemed exempt pursuant to Section 4(2) of the Act.


Item 5. Indemnification of Directors and Officers

         The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By- Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.


PART F/S

Financial Statements and Supplementary Data

         The Company's financial statements for the years ended September 30, 2000, 1999, and the period March 9, 1990 (date of inception) to December 31,
2000, have been examined to the extent indicated in the reports by Burnham & Schumm, P.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following ten (10) pages, in response to Part F/S of this Form 10-SB. ALL REFERENCES IN THESE FINANCIALS TO THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK ARE PRIOR TO THE 6 to 1 FORWARD STOCK SPLIT APPROVED BY THE SHAREHOLDERS ON FEBRUARY 5, 2001.

                                  YUMMIES, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                      WITH

                          INDEPENDENT AUDITORS' REPORT

                DECEMBER 31, 2000 AND SEPTEMBER 30, 2000 AND 1999

                                  YUMMIES, INC.
                          (A Development Stage Company)

                                TABLE OF CONTENTS




                                                                            Page

Independent Auditors' Report on the
         Financial Statements                                                 1

Financial Statements:

         Balance Sheets                                                       2

         Statements of Operations                                             3

         Statements of Stockholders' Equity                                 4-5

         Statements of Cash Flows                                             6

         Notes to Financial Statements                                      7-8

                                Burnham & Schumm
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------


1981 East Murray-Holladay Road                        A Professional Corporation
Suite 245                                             Officers:
Salt Lake City, Utah  84117                           Lonnie K. Burnham, C.P.A.
Phone (801) 272-0111                                  Ted Schumm, C.P.A.
Fax  (801) 272-0125



                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Yummies, Inc.

We have audited the accompanying balance sheets of Yummies, Inc. (a Nevada corporation and development stage company) as of December 31, 2000 and September 30, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the three months ended December 31, 2000 and the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yummies, Inc. as of December 31, 2000 and September 30, 2000 and 1999, and the results of its operations and its cash flows for the three months ended December 31, 2000 and the years then ended in conformity with generally accepted accounting principles.



                                                        /s/ Burnham & Schumm

Salt Lake City, Utah
January 16, 2001

                                  YUMMIES, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS

                DECEMBER 31, 2000 AND SEPTEMBER 30, 2000 AND 1999


                                      December 31,  September 30, September 30,
     Assets                              2000           2000           1999
     ------                             -------        -------       -------

Current Assets:
    Cash                                $12,029        $12,029       $12,029
                                        -------        -------       -------

         Total current assets            12,029         12,029        12,029
                                        -------        -------       -------

         Total Assets                   $12,029        $12,029       $12,029
                                        =======        =======       =======


Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities:                    $  --          $  --         $  --
                                        -------        -------       -------

         Total current liabilities         --             --            --
                                        -------        -------       -------


Stockholders' Equity:
    Common stock, $.001 par value
        50,000,000 shares authorized,
        417,500 and 1,017,500 issued
        and outstanding                     418          1,018         1,018
    Additional paid-in capital           11,611         11,011        11,011
    Deficit accumulated during the
        development stage                  --             --            --
                                        -------        -------       -------

         Total Stockholders' Equity      12,029         12,029        12,029
                                        -------        -------       -------

         Total Liabilities and
       Stockholders' Equity             $12,029        $12,029       $12,029
                                        =======        =======       =======











    The accompanying notes are an integral part of the financial statements.




                                  YUMMIES, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 AND
                     YEARS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                              For the
                                                                               Period
                                   For the                                  June 10,1998
                                 Three Months                                (Inception)
                                    Ended       Year Ended      Year Ended      Through
                                 December 31,  September 30,   September 30,  December 31,
                                    2000           2000            1999          2000
                                ------------   -------------   -------------  ------------
Revenues                         $     --       $     --        $    --        $    --

Expenses, general
          and administrative           --             --             --             --
                                ------------   -------------   -------------  ------------

          Operating income             --             --             --             --

Other income
  (expense)                            --             --             --             --
                                ------------   -------------   -------------  ------------
          Net income             $     --       $     --        $    --        $    --
                                ============   =============   =============  ============

Net income per share             $     --       $     --        $    --        $    --
                                ============   =============   =============  ============




    The accompanying notes are an integral part of the financial statements.



                                  YUMMIES, INC.
                          (A Development Stage Company)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    FOR THE PERIOD JUNE 10, 1998 (INCEPTION)
                            THROUGH DECEMBER 31, 2000

                                                                                  Deficit
                                                                                Accumulated
                                       Common Stock           Additional        During the
                                  -----------------------      Paid-in          Development
                                    Shares        Amount       Capital            Stage
                                  ----------     --------     ----------        -----------
Common stock issued for
  cash at $.001/share on
  August 13, 1998                 1,000,000     $   1,000     $        --       $        --

Net income accumulated
  for the period
  June 10, 1998 (inception)
  through September 30, 1998           --            --                --                --
                                  ---------     ---------     -------------     -------------

Balance, September 30, 1998       1,000,000         1,000              --                --

Common stock issued for
  cash in February 1999 net
  of offering costs of $6,471        17,500            18            11,011              --

Net income for the year ended
  September 30, 1999                   --            --                --                --
                                  ---------     ---------     -------------     -------------

Balance, September 30, 1999       1,017,500     $   1,018     $      11,011     $        --
                                  =========     =========     =============     =============



     Theaccompanying notes are an integral part of the financial statements.




                                  YUMMIES, INC.
                          (A Development Stage Company)

                  STATEMENTS OF STOCKHOLDERS' EQUITY-CONTINUED

                    FOR THE PERIOD JUNE 10, 1998 (INCEPTION)
                            THROUGH DECEMBER 31, 2000


                                                                            Deficit
                                                                           Accumulated
                                                           Additional      During the
                                      Common Stock          Paid-in        Development
                                  --------------------
                                   Shares     Amount        Capital          Stage
                                  ----------  --------      ----------     -----------

Balance, September 30, 1999       1,017,500    $1,018        $ 11,011       $     --

Net income for the year ended
 September 30, 2000                      --        --              --             --
                                  ---------    ------        --------       --------

Balance, September 30, 2000       1,017,500     1,018          11,011             --

Common stock returned
  by officer                       (600,000)     (600)            600             --

Net income for the three months
  ended December 31, 2000                --        --              --             --
                                  ---------    ------        --------       --------

Balance, December 31, 2000          417,500    $  418        $ 11,611       $     --
                                  =========    ======        ========       ========






    The accompanying notes are an integral part of the financial statements.




                                       YUMMIES, INC.
                               (A Development Stage Company)

                                 STATEMENTS OF CASH FLOWS

                     FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 AND
                          YEARS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                                  For the
                                                                                   Period
                                       For the                                  June 10, 1998
                                     Three Months                                (Inception)
                                        Ended        Year Ended    Year Ended      Through
                                     December 31,   September 30, September 30,  December 31,
                                         2000           2000          1999           2000
                                     ------------   ------------  ------------  -------------

Cash flows from operating activities:
    Net income                         $    --         $    --       $    --       $    --
                                       -------         -------       -------       -------

Net cash provided
  by operating activities:                  --              --            --            --
                                       -------         -------       -------       -------

Cash flows from
  investing activities:                     --              --            --            --
                                       -------         -------       -------       -------

Cash flows from financing activities:
 Issuance of common stock                   --              --        11,029        12,029
                                       -------         -------       -------       -------

Net increase in cash                        --              --        11,029        12,029

Cash, beginning of period               12,029          12,029         1,000            --
                                       -------         -------       -------       -------

Cash, end of period                    $12,029         $12,029       $12,029       $12,029
                                       =======         =======       =======       =======

Interest Paid                          $    --         $    --       $    --       $    --
                                       =======         =======       =======       =======

Income taxes paid                      $    --         $    --       $    --       $    --
                                       =======         =======       =======       =======


    The accompanying notes are an integral part of the financial statements.

                                  YUMMIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


1.              Summary of Business and Significant Accounting Policies
                -------------------------------------------------------

                a.      Summary of Business
                        -------------------

                        The Company was incorporated under the laws of the State of Nevada on June 10, 1998. The Company intends to commence the business of renting a water ski boat to recreational users. The Company has not commenced principal operations and is considered a "Development Stage Company" as defined by the Financial Accounting Standards Board Statement No. 7.

                b.      Cash Flows
                        ----------

                        For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents.

                c.      Net Income Per Share
                        --------------------

                        The net income per share calculation is based on the weighted average number of shares outstanding during the period.

                d.      Use of Estimates
                        ----------------

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.              Issuance of Common Stock
                ------------------------

                On August 13, 1998, the Company issued 1,000,000 shares of its $.001 par value common stock for an aggregate price of $1,000.

                In February 1999, pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission, the Company sold 17,500 shares of its common stock at a price of $1.00 per share. Costs of $6,471 associated directly with the offering were offset against the proceeds.

                On December 15, 2000, an officer and stockholder of the Company returned 600,000 shares of common stock to authorized but unissued shares.

-----------------------------------------


3.              Warrants and Options
                --------------------

                No options or warrants are outstanding to acquire the Company's common stock.

4.              Income Taxes
                ------------

                The Company has had no taxable income under Federal or State tax laws.

PART III



                                  EXHIBIT INDEX


              Exhibit
              Number  Description
              ------  ------------
              3(i)    Articles of Incorporation
              3(ii)   Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                      None

               16     Letter re Change in Certifying Accountant

                      None

               21     Subsidiaries of the Registrant

                      None

SIGNATURES

         Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          YUMMIES, INC.
                                          (Registrant)

                                       By: s/ Dianne Hatton-Ward
                                          ---------------------------
                                              Dianne Hatton-Ward
                                              President and Director

Dated: 13th day of February, 2001.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 13th day of February, 2001.


 S/ Dianne Hatton-Ward
Dianne Hatton-Ward
Sole Director, Chief Executive Officer,
Secretary, and Chief Financial Officer